


         Supplementary Material for Financial Results for the 3 months ended December 31, 2005 (Unconsolidated)

                                                                                                                     [Japan GAAP]
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                          FY 2002       FY 2003              FY 2004               FY 2005               FY 2006
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                        6 mos.    12 mos.    6 mos.    12 mos.    6 mos.    12 mos.    6 mos.   12 mos.    6 mos.  prospects for
                        ended     ended      ended     ended      ended     ended      ended    ended      ended   12 mos. ending
                       Sep. 30,  March 31,  Sep. 30,  March 31,  Sep. 30,  March 31,  Sep.30,  March 31,  Sep.30,      Mar.31
                         2001      2002       2002      2003       2003      2004       2004     2005       2005        2006
------------------------------------------------------------------------------------------------------------------------------------
Vehicle Production
(thousands of units)      1,644     3,364     1,676      3,513     1,682     3,558     1,802      3,749     1,798       3,840
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Vehicle Sales
(thousands of units)      1,674     3,428     1,691      3,559     1,720     3,625     1,805      3,787     1,808       3,890
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    Japan                   850     1,720       800      1,724       830     1,765       838      1,805       806       1,760
    -------------------------------------------------------------------------------------------------------------------------------
    Exports                 824     1,708       891      1,835       890     1,860       967      1,982     1,002       2,130
    -------------------------------------------------------------------------------------------------------------------------------
       North America        353       754       414        841       398       811       412        864       470       1,070
       -----------------------------------------------------------------------------------------------------------------------------
       Europe               200       425       182        392       198       419       197        420       167         350
       -----------------------------------------------------------------------------------------------------------------------------
       Asia                  58       106        80        165        71       151        82        151        66         120
       -----------------------------------------------------------------------------------------------------------------------------
       Latin America         52        93        34         71        28        61        38         78        46          80
       -----------------------------------------------------------------------------------------------------------------------------
       Oceania               58       116        71        137        78       158        89        164        85         160
       -----------------------------------------------------------------------------------------------------------------------------
       Others               103       214       110        229       117       260       149        305       168         350
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Net Sales
(billions of yen)       4,011.9   8,284.9   4,204.7    8,739.3   4,302.1   8,963.7   4,459.7    9,218.3   4,664.0    10,100.0
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       Japan            1,767.3   3,544.3   1,607.3    3,438.4   1,667.5   3,593.1   1,723.0    3,654.9   1,671.7
       -----------------------------------------------------------------------------------------------------------------------------
       Exports          2,244.5   4,740.6   2,597.4    5,300.8   2,634.5   5,370.5   2,736.7    5,563.4   2,992.2
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Operating Income
(billions of yen)         354.2     748.9     471.3      861.3     459.1     833.7     392.3      701.3     297.6       750.0

 (Operating Income
  Ratio)(%)           (     8.8 ) (   9.0 )(   11.2 )(     9.9 )(   10.7 )(    9.3 )(    8.8 )(     7.6 ) (   6.4 ) (     7.4 )
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Ordinary Income
 (billions of yen)        347.1     768.9     481.7      892.6     510.5     915.7     442.3      856.2     416.6       980.0

 (Ordinary Income
  Ratio)(%)           (     8.7 ) (   9.3 )(   11.5 )(    10.2 )(   11.9 )(   10.2 )(    9.9 )(     9.3 ) (   8.9 ) (     9.7 )
------------------------------------------------------------------------------------------------------------------------------------
Net Income
 (billions of yen)        203.5     470.2     382.2      634.0     338.0     581.4     263.7      529.3     283.6       670.0

 (Net Income
  Ratio)(%)           (     5.1 ) (   5.7 )(    9.1 )(     7.3 )(    7.9 )(    6.5 )(    5.9 )(     5.7 )(    6.1 ) (     6.6 )
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Shareholders Return
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  Dividend Payout          47.4     101.5      56.8      125.8      67.9     151.2      82.0      212.7     113.8
  (billions of yen)
  ----------------------------------------------------------------------------------------------------------------------------------
    Dividend Per             13        28        16         36        20        45      25.0         65      35.0
    Share (yen)
    --------------------------------------------------------------------------------------------------------------------------------
    Payout Ratio (%)       23.3      21.6      14.9       19.8      20.1      26.0      31.1       40.5      40.2
  ----------------------------------------------------------------------------------------------------------------------------------
  Value of shares
  canceled
  (billions of yen)       129.2     129.2     143.0      143.0         -         -         -          -         -
  ----------------------------------------------------------------------------------------------------------------------------------
  Shareholder Return (%)   86.8      49.1      52.3       42.4      20.1      26.0      31.1       40.5      40.2
  ----------------------------------------------------------------------------------------------------------------------------------
  Value of shares
  repurchased
  (billions of yen)       129.2     277.5     163.3      453.4     161.7     398.8     208.4      266.2      61.7
------------------------------------------------------------------------------------------------------------------------------------
Number of Outstanding
Shares (thousands)    3,649,997 3,649,997 3,609,997  3,609,997 3,609,997 3,609,997 3,609,997  3,609,997 3,609,997
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Number of Employees      65,029    66,820    66,874     65,551    66,099    65,346    64,408     64,237    65,994
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



(Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY03 - 1st Half , 4Q = 2nd Half - 3Q (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
(Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4) Excluding financial subsidiaries
(Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)
(Note 6) Calculation: (Dividend payout + Value of shares canceled) / Net income


Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.